Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 25, 2021, with respect to the consolidated balance sheets of Cushman & Wakefield plc as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting, incorporated herein by reference.

Our report refers to a change to the method of accounting for leases upon the Company’s adoption of FASB ASC Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois

January 27, 2022